UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SpectRx, Inc.

(Name of Issuer)

  Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

  87635109

(CUSIP Number)

John E. Imhoff
3215 Shrine Road - Suite 6 Tower Med. Pk.
Brunswick, GA 31520
(912) 267-0565

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

  December 17, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87635109		Page 2 of 5 Pages
1.	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only):
John E. Imhoff
2.	Check the Appropriate Box if a Member of a Group (See Instructions):
(a) ☐ (b) ☐
3.	SEC Use Only:
4.	Source of Funds (See Instructions): PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: USA
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 1,675,210
	8.	Shared Voting Power: 1,872,838
	9.	Sole Dispositive Power: 1,675,210
	10.	Shared Dispositive Power: 1,872,838
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,548,048
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
	13.	Percent of Class Represented by Amount in Row (11): 30,23%
	14.	Type of Reporting Person (See Instructions): IN

Item 1.              Security and Issuer.

This statement on Schedule 13D ("Schedule 13D") relates to 3,548,048 shares of common stock, $.001 par value per share (the "Common Stock"), of SpectRx, Inc, a Delaware corporation (the "Issuer"), whose principal executive offices are located at 4955 Avalon Ridge Pkwy, Suite 300, Norcross, Georgia, 30071.

Item 2.              Identity and Background.

(a)     This Schedule 13D is filed by John E. Imhoff, who is referred to herein as the "Reporting Person."

(b)     The Reporting Person's business address is 3215 Shrine Road - Suite 6 Tower Med. Pk., Brunswick, GA 31520

(c)     Dr. John Imhoff is an Ophthalmic Surgeon at Imhoff Eye Center in Brunswick, Georgia.

(d)     During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, the Reporting Person has not been a party to any other civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     United States of America.

Item 3.              Source and Amount of Funds or Other Consideration.

1,872,838 private placement, 623,550 Common stock - various sources 718,330 warrants directly from company 333,330 preferred directly from company.

Item 4.              Purpose of Transaction.

Reporting person acquired shares reported herein for long term personal investment purposes.

Item 5.  Interest in Securities of the Issuer.

(a)     The Reporting Person may be deemed to be the beneficial owner of 3,548,048 shares of Common Stock. Such 3,548,048 shares represent approximately 30.23% of the outstanding shares of Common Stock.

(b)     The Reporting Person has the sole power to vote or to direct the vote or to dispose or to direct the disposition of 1,675,210 shares.

(c)     In the last 60 days I (we) have acquired 1,872,838 shares in a private placement from Hillman Medical Company (held in various trusts) sale completed 12/17/05 for an amount of  $450,000.00 ie price per share .25 Sun Trust Bank was the Transfer agent.

(d)     Not applicable.

(e)     Not applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.             Material to be Filed as Exhibits.

Not applicable.

Signatures

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2006

/s/ John E. Imhoff
John E. Imhoff